February 11, 2020

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Architect ETF Trust (the “Registrant”)

File Nos.: 333-195493 and 811-22961

Dear Ms. Fettig:

On behalf of the Registrant (with each series thereof referred to herein as a “Fund,” and collectively, the “Funds”), management hereby responds to the comments provided via telephone and email regarding the Sarbanes-Oxley review of the Registrant’s annual report for Alpha Architect U.S. Quantitative Value ETF, Alpha Architect International Quantitative Value ETF, Alpha Architect U.S. Quantitative Momentum ETF, Alpha Architect International Quantitative Momentum ETF, and Alpha Architect Value Momentum Trend ETF (collectively, the “Alpha Architect Funds”) dated September 30, 2019 (the “Alpha Architect Annual Report”), and the Registrant’s annual report for Freedom 100 Emerging Markets ETF (“FRDM”) dated September 30, 2019 (the “FRDM Annual Report”, and together with the Alpha Architect Annual Report, the “Annual Reports”), respectively. Each comment is repeated below, as to our understanding, with our response immediately following.

Comment 1.	Given that each Fund has a unitary fee structure, please confirm whether Empowered Funds, LLC (the “Adviser”), the investment adviser of each of the Funds, is current with payments owed to the Funds’ service providers.

Response:	The Registrant confirms that the Adviser is current with all payments to service providers of the Funds.

Comment 2.	The Alpha Architect Annual Report indicates that each of the Alpha Architect U.S. Quantitative Value ETF and the Alpha Architect U.S. Quantitative Momentum ETF hold significant assets in the manufacturing sector. Please consider including manufacturing sector risk disclosure to their prospectus disclosures.

Response:	The Registrant has added appropriate manufacturing sector risk disclosure to the Alpha Architect U.S. Quantitative Value ETF’s and Alpha Architect U.S. Quantitative Momentum ETF’s prospectus via a recent post-effective amendment.

Comment 3.	Pursuant to Form N-1A, Item 27(d)(2), with respect to the Alpha Architect Value Momentum Trend ETF (“VMOT”), please include a graphical description of holdings in the next VMOT annual report.

Response:	The Registrant confirms it will include a graphical description of VMOT’s holdings in the next Alpha Architect Funds’ annual report.

Comment 4.	Pursuant to Regulation S-X, Article 12.12, if the Funds invest in investment companies, the share classes of such holdings, if applicable, should be identified in the Schedule of Investments.

Response:	The Registrant hereby confirms if, if applicable, the Funds will identify the share classes of holdings of investment companies in the Schedule of Investments in future Alpha Architect Funds’ shareholder reports.

Comment 5.	Pursuant to Regulation S-X, Article 12.12, footnote 2, VMOT’s affiliated investment company holdings should be sub-categorized by related industry, country, or geographic region of the investment.

Response:	The Registrant hereby confirms that in future Alpha Architect Funds’ shareholder reports, it will sub-categorize VMOT’s affiliated investment company holdings by related industry, country, or geographic region of the investment.

Comment 6.	In future shareholder reports’ Statement of Assets and Liabilities, consider revising the heading “Net Asset Value, Redemption Price and Offering Price per Share” to “Net Asset Value” because such values may differ.

Response:	The Registrant hereby confirms that in the future shareholder reports, “Net Asset Value” will be used as a heading in the Statement of Assets and Liabilities.

Comment 7.	Due to the material increase in VMOT’s portfolio turnover rate, consider adding an explanation for the increase in Alpha Architect Funds’ statement of additional information.

Response:	The Registrant hereby confirms that an explanation for VMOT’s higher portfolio turnover rate has been added to the Alpha Architect Funds’ statement of additional information.

Comment 8.	In future shareholder reports’ Notes to Financial Statements, consider adding more detail regarding expenses excluded from the unitary management fee to the Note regarding related party transactions.

Response:	The Registrant hereby confirms that in future shareholder reports, more detail will be added regarding expenses excluded from the unitary management fee to the Note regarding related party transactions.

Comment 9.	The 485B filing made on 1/24/2019 contained exhibit EX-99.(D)(1)(I) that contained an amended schedule of rates which did not agree to the amended rates disclosed in the fee tables in the 497K filings made on 1/30/19. Please explain.

Response:	The Registrant modified the Alpha Architect Funds’ advisory fees in two steps. The amended schedule of rates included in the aforementioned Rule 458(b) filing contained the initial modified fee schedule. The Registrant hereby confirms that it has included the most current investment advisory fee schedule via its recent post-effective amendment filing number 25 on January 28, 2019, and the rates in such fee schedule agree with the rates set forth in the Alpha Architect Annual Report.

Comment 10.	The affiliates table on page 40 contains the affiliates table. The total Net Realized Gains (Losses) of $759,740 does not agree to the correlative amount shown on the related statement of operations per S-X 12-14, footnote 6(e). The total agrees to the sum of the following components on the Statement of Operations: “Investments in affiliates” and “In-kind redemptions”.

Response:	The Net Realized Gain of $759,740 is the sum of (1) Investments in affiliates and (2) In-kind redemptions from the Statement of Operations. The Registrant will add an explanatory footnote to future annual reports.

Comment 11.	On page 53 of the Alpha Architect Annual Report, the expense example for VMOT indicates 1.70%. Does the foregoing represent the expenses over the most recent six-month period?

Response:	The Registrant reviewed this comment with the Trust’s Fund Accountant (U.S. Bancorp Global Fund Services), and it was determined that the Fund Accountant made a calculation error in each of the Alpha Architect Funds’ average net assets and average shares outstanding, which triggered an understatement in VMOT’s annualized net expense ratio by 14 basis points on page 53 of the annual report. As you know, average net assets and average shares outstanding for the purposes of calculating per share and ratio data should have represented the average over the period presented in the annual report, thus a full twelve month period. Instead, due to a human error, the average incorrectly represented a six-month period. As a result, the “average” calculations in the financial highlights did not reflect a twelve-month period. The Fund Accountant has added an incremental layer of review to its process to mitigate the risk of a potential reoccurrence.

The Fund Accountant’s calculation errors caused inaccuracies in the financial highlights table in the Alpha Architect Funds’ annual report. In particular, for each Alpha Architect Fund, the following tables detail the incorrect information that was shown in the financial highlights table against the correct information:

Alpha Architect U.S. Quantitative Value ETF
Financial Highlights Heading	Information Shown	Correct Information
Net Investment Income (Loss)	$0.50	$0.51
Net Realized and Unrealized Gain (Loss) on Investments	$(3.31)	$(3.32)
Net Expenses	0.58%	0.59%
Gross Expenses	0.58%	0.59%
Net Investment Income (Loss)	1.78%	1.83%

Alpha Architect International Quantitative Value ETF
Financial Highlights Heading	Information Shown	Correct Information
Net Investment Income (Loss)	$0.71	$0.73
Net Realized and Unrealized Gain (Loss) on Investments	$(3.97)	$(3.99)
Net Expenses	0.64%	0.66%
Gross Expenses	0.64%	0.66%
Net Investment Income (Loss)	2.60%	2.70%

Alpha Architect U.S. Quantitative Momentum ETF
Financial Highlights Heading	Information Shown	Correct Information
Net Expenses	0.58%	0.59%
Gross Expenses	0.58%	0.59%

Alpha Architect International Quantitative Momentum ETF
Financial Highlights Heading	Information Shown	Correct Information
Net Investment Income (Loss)	$0.27	$0.28
Net Realized and Unrealized Gain (Loss) on Investments	$(2.68)	$(2.69)
Net Investment Income (Loss)	1.10%	1.09%

Alpha Architect Value Momentum Trend ETF
Financial Highlights Heading	Information Shown	Correct Information
Net Expenses	1.70%	1.84%
Gross Expenses	1.98%	2.14%
Net Investment Income (Loss)	0.34%	0.37%

The Trust’s auditor performed a materiality analysis under Staff Bulletin 99 and determined that the effect of the errors discovered in the financial highlights do not consist of a material error in the financial statements and financial highlights. The Registrant nonetheless intends to refile its annual report to reflect accurate figures. The auditor also determined that the error did not impact the internal control report that was filed with the Registrant’s most recent Form N-CEN filing.

Also, as you know, the Registrant filed an annual updating amendment to the Alpha Architect Funds’ registration statement on January 28, 2020, with an effective date of January 31, 2020. The Fund Accountant’s calculation errors caused the same inaccuracies in the Alpha Architect Funds’ prospectus financial highlights tables. Additionally, the error caused the VMOT’s Annual Fund Operating Expenses and expense Example to reflect incorrect information. The following tables show the incorrect information against the correct information:

Alpha Architect Value Momentum Trend ETF
Annual Fund Operating Expenses Heading	Information Shown	Correct Information
Dividend Expenses on Securities Sold Short	1.57%	1.69%
Total of Other Expenses	1.57%	1.69%
Total Annual Fund Operating Expenses	2.57%	2.69%
Total Annual Fund Operating Expenses After Fee Waiver	2.36%	2.48%

Alpha Architect Value Momentum Trend ETF
Example
One Year:		Three Years:		Five Years:		10 Years:
Info Shown	Correct Info	Info Shown	Correct Info	Info Shown	Correct Info	Info Shown	Correct Info
$239	$251	$780	$815	$1,347	$1,406	$2,889	$3,007

Each of the foregoing prospectus errors was corrected via a Rule 485(b) filing on February 4, 2020 (a total of three trading days).

The Registrant updated its website data to display the correct information as of January 31, 2020 (and did not display incorrect fee data online other than via fund literature).

Lastly, two creation units of Alpha Architect International Quantitative Value ETF (IVAL) and one creation unit of Alpha Architect U.S. Quantitative Momentum ETF (QMOM) were purchased during the three trading days when the incorrect information was shown in the Alpha Architect Funds’ registration statement. Importantly, for both IVAL and QMOM, the Annual Fund Operating Expenses and expense Examples were shown correctly. Further, with respect to the financial highlights for IVAL, the incorrect information underreported Net Investment Income. However, each of Net Realized and Unrealized Gain (Loss) on Investments, Net Expenses, and Gross Expenses were underreported by two basis points each. For QMOM, Net Expenses and Gross Expenses were underreported by one basis point each. The Registrant believes that because the Annual Fund Operating Expenses and expense Examples were shown correctly, Net Investment Income was underreported for IVAL, and due to the small size of differences in the other data shown, no additional remedial action need be undertaken.

Comment 12.	In the Alpha Architect Funds’ prospectus, there is a statement indicating that “Information about the premiums and discounts at which the Funds’ Shares have traded is available” at the Funds’ website. Please confirm whether such information is available on the Funds’ website.

Response:	The Registrant notes that limited information about premiums and discounts has been available on the Funds’ website; however, one must access the annual report and review the Premium Discount Section (pages 46-53). Further, such premium and discount information showed only fiscal year/period end data, but not information for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter) as required by Item 11(g) of Form N-1A. The Registrant confirms that it has added a table with historical premium-discount information to the Funds’ website to comply with Item 11(g) of Form N-1A.

Comment 13.	Pursuant to Form N-1A, Item 27(b)(7), Instruction 5, the FRDM Annual Report’s “Growth of $10,000” chart should reflect FRDM’s growth versus a broad-based securities market index.

Response:	The Registrant believes that FRDM’s “Growth of $10,000” charts complies with the foregoing Form N-1A requirement. The chart shows FRDM’s growth versus the Life & Liberty Freedom 100 Emerging Markets Index (the “Index”). Pursuant to Instruction 5 of Item 27(b)(7): “an ‘appropriate broad-based securities market index’ is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter . . .” The Registrant hereby confirms that the Index is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter. Therefore, the Registrant believes that the Index is an appropriate broad-based securities market index. Nonetheless, as discussed, we understand that the SEC staff believes the Index falls outside the definition of a “broad-based” index. As a result, the Registrant agrees to include in its next 485 registration statement filing for FRDM another index generally considered to be a broad-based securities market index.

Comment 14.	On page 11 of the FRDM Annual Report, there is a reference to “Variable fees” – please identify where such fees are described in FRDM’s prospectus.

Response:	FRDM’s prospectus includes the following disclosure under the heading “Active Investors and Market Timing”: “In addition, the Fund may impose transaction fees on purchases and redemptions of Shares to cover the custodial and other costs incurred by the Fund in effecting trades.” In addition, FRDM’s SAI contains disclosure about such fees under the heading “TRANSACTION FEES.”

Comment 15.	On Form N-CEN, please explain why Item C.3.e “Fund of Funds” was not checked for VMOT.

Response:	The Registrant’s failure to check “Fund of Funds” for VMOT was an inadvertent oversight, which will be corrected in future Form N-CEN filings.

*       *       *

We believe that this information responds to all of your comments. If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at 215-882-9983 or compliance@alphaarchitect.com

Sincerely,

Patrick Cleary
Chief Compliance Officer, Alpha Architect
ETF Trust